Ziyen Inc

1623 CENTRAL AVENUE

STE 201

CHEYENNE

WYOMING

82001

October 21, 2016

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re	Ziyen Inc

Offering Statement on Form 1-A

File No. 024-10585

Dear Sir or Madam,

On behalf of Ziyen, Inc. (the “Company”), I hereby request acceleration of the effective date and time of Parts I, II and III of the above-referenced offering statement to 2:00 p.m., Eastern Time, Tuesday, October 25, 2016, or as soon thereafter as is practicable.

Ziyen Inc has filed the notice filing in the State of Wyoming, received confirmation from Wyoming for 30th of August 2016.  The offering maybe sold in the State of Wyoming.

In making this request, the Company acknowledges that:

•	Should the Commission or the staff, acting pursuant to delegated authority, qualify the filing, it does not foreclose the Commission from taking any action with respect to the filing;

•	The action of the Commission or the staff, acting pursuant to delegated authority, in qualifying the filing, does not relieve the Company from its full responsibility from the adequacy and accuracy of the disclosure in the filing; and

•	The Company may not assert staff comments and/or qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Alastair Caithness

Alastair Caithness

CEO